UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    ) *

Patriot National Bancorp Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

70336F203

(CUSIP Number)

April 30, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70336F203

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY): Siguler Guff Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 460,589
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 460,589

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

CUSIP No. 70336F203

Schedule 13G

Item 1(a).	Name of Issuer:

Patriot National Bancorp Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

900 Bedford Street, Stamford, CT 06901

Item 2(a)	Name of Persons Filing:

This statement is filed by Siguler Guff Advisers, LLC (“SGA” or the “Reporting Person”). SGA is a registered investment adviser to certain affiliated funds (the “Funds”) that directly hold the securities of the Issuer to which this statement relates for the benefit of their respective investors, and in such capacity SGA has voting and dispositive power over such securities. SGA is 100% owned by Siguler Guff & Company, LP. The general partner of Siguler Guff & Company, LP is Siguler Guff Holdings GP, LLC. George W. Siguler, Andrew J. Guff, Donald P. Spencer and Kenneth J. Burns are the owners of Siguler Guff Holdings GP, LLC and the executive officers of SGA.

Item 2(b)	Address of Principal Business Office:

c/o Siguler Guff & Company, LP, 200 Park Avenue, 23rd Floor, New York, NY 10166

Item 2(c)	Citizenship or Place of Organization:

SGA is a Delaware limited liability corporation.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 (“Common Stock”)

Item 2(e)	CUSIP Number:

70336F203

Item 3.	For Statements Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

(a)    ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)    ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)    ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 70336F203

(d)    ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)    ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)    ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)    ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)    ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a) through (c):

The information set forth in the cover page to this Schedule 13G is incorporated herein by reference. Ownership is stated as of April 30, 2021 and ownership percentage is based on 3,943,572 shares of Common Stock outstanding as of March 26, 2021, as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2020 filed with the Commission on March 30, 2021.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Each of the Funds has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer that it directly owns. Of such Funds only Maycomb Holdings III, LLC holds more than five percent of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

CUSIP No. 70336F203

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities reported herein were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 70336F203

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 3, 2021

SIGULER GUFF ADVISERS, LLC

By:	/s/ Joshua Posner
Name:	Joshua Posner
Title:	Authorized Signatory